

20012841

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Garnier Securities Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York	New York		
(City)	(State)		(Zip Code)

SEC Mail Processing

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 2 2020
Martin Pollock 917-282-4703

(Area Code, Telephone Number)

Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianses CPA PC

(Name – if individual, state last, first, middle name)

125 E Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Nicolas D'Halluin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier Securities Inc _____, as of _DKuMBer 3i_____, 20_19_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIENT   CEO
_____
                        Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYAN GARNIER SECURITIES, LLC.

FINANCIAL STATEMENTS and REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2019

Bryan Garnier Securities, LLC.

TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Bryan Garnier Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2019, the related statements of income, changes in members' equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on Bryan Garnier Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bryan Garnier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Bryan Garnier Securities, LLC's financial statements. The supplemental information is the responsibility of Bryan Garnier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as Bryan Garnier Securities, LLC's auditor since 2017.

Bloomingdale, IL

March 6, 2020

1

Bryan Garnier Securities, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash in Bank	$	499,564
Commission Receivable		7,189
Other Receivable		2,800
Due from Related Entity		336,558
Fixed Assets - Net		2,333
Other Assets		57,906
Prepaid Expense		8,775
Total Assets	$	915,125

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	60,305
Total Liabilities		60,305
Liabilities Subordinated to claims of General Creditors		575,000
Members Equity		279,820
Total Liabilities and Members Equity	$	915,125

Bryan Garnier Securities, LLC.
STATEMENT OF INCOME
Year ended December 31, 2019

Income

Commission Income	$	121,173
Research Income		271,798
Private Placement Income		649,040
Fee Income		521,323
Interest Income		222
Total Income	$	1,563,556

Operating expenses:

Salaries	592,806
Payroll Taxes	54,061
Professional Fees	31,255
Regulatory fees	8,747
Market Data	63,302
Rent	232,064
Pension Expense	31,678
Consulting	35,069
Travel & Entertainment	200,041
Clearing Costs	7,694
Insurance	167,014
Taxes	13,628
Depreciation	583
Office Expense	51,627
Bank Charges	1,316
Other Expenses	2,977
	1,493,862

Net income (Loss)	$	69,694

Bryan Garnier Securities, LLC.
STATEMENT OF CHANGES IN MEMBERS EQUITY
Year Ended December 31, 2019

Balance, January 1, 2019	$	210,126
Net income (Loss)		69,694
Balance, December 31, 2019	$	279,820

Bryan Garnier Securities, LLC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	69,694
Non Cash Expenses Depreciation		583
		70,277
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in Due From Related Entity		50,362
Increase in Prepaid Assets		(3,693)
Increase in Accounts Payable		38,700
Decrease in Other Assets		2,411
Increase in Commission Receivable		(1,204)
Decrease in Deferred Rent Payable		(2,900)
Decrease in Other Receivables		35,700
Cash flows from investing activities		189,653
Purchase of Fixes Assets		(2,916)
Net decrease in cash during the year		186,737
Cash, beginning of year		312,827
Cash, end of year	$	499,564

Supplemental disclosures of cash flow information		
Cah paid during the year for Interest	$	-
Income Tax Payments	$	400.00

Bryan Garnier Securities , LLC
STATEMENT OF Changes in Subordinated Loan
For the year ended December 31, 2019

Balance as of January 01, 2019	$	575,000
New Subordinated		-
Balance as of December 31, 2019	$	575,000

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 - Nature of Business and Significant Accounting Policies
Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company's sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under esale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC ") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Income Taxes
The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax not been accrued. As of December 31, 2019, the company's federal and state tax returns generally remain open for the last three years.

NOTE 4 Revenue Recognition
The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1,2019, or to revenue for the twelve months ended December 31, 2019 after adopting topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2019, the Company's net capital was $ 231,081 in excess of the required minimum.

NOTE 8– Related Party Transactions

The firm has an agreement with their parent company, Bryan Garnier & Co Ltd, to be reimbursed for its operating costs plus a mark-up of 5 % . During 2019 the recognized 521,323 from this agreement, included in Fee Income on the Statement of Income. The Agreement included the following costs of the firm: support, brokerage, research, marketing and private placement services. At December 31, 2019 the firm has a receivable related to this agreement of 336,588 included in Due from Related entity on the Statement of Financial Condition.

NOTE 9 – Commitments

As of December 31, 2019, the Company is obligated under a lease for office and storage space, which expires on July 31, 2020. The lease contains predetermined fixed escalations of minimum rentals during the lease term. The minimum rent commitment per year is:

2020	122,500

The lease requires a security deposit of $ 55,000 which is included in other assets on the statement of financial condition. The lease also provides for abatement of one month's rent of $ 17,500. The lease abatement was amortized over two years and is fully amortized as of December 31, 2019.

NOTE 10 -Liabilities subordinated to claims of General Creditors

In July 2019, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 12, 2021 and bear interest at rates 5% per annum. The interest has been waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

NOTE 11 – Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There was a paydown of the due from related entity of $ 168,000.

Bryan Garnier Securities , LLC.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2019

Supplemental Information Schedule I

Members' Equity	$	279,820
Liabilities Subordinated to claims of General Creditors		575,000
Total Capital and allowable Subordinated Liabilities		854,820

Non allowable assets

Commission receivable	7,189	
Other Receivable	2,800	
Related Party Receivable	336,558	
Net FixedAssets	2,332	
Other Assets	57,906	
Prepaid expenses	8,775	415,560
Net capital	$	439,260

Aggregate indebtedness	$	60,305

Computation of basic net capital requirement

Minimum net capital required	$	250,000
Minimum dollar net capital	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	189,260

Percentage of debt to debt-equity total	$	17.7%
Percentage of aggregate indebtedness to net capital		13.7%

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

Bryan Garnier Securities, LLC.
Schedule ll
Year Ended December 31, 2019

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements
Under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended
December 31, 2019



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Bryan Garnier Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bryan Garnier Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryan Garnier Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Bryan Garnier Securities, LLC stated that Bryan Garnier Securities, LLC met the identified exemption provisions for the period ending December 31, 2019 without exception. Bryan Garnier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Garnier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provision) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 6, 2020



BRYAN, GARNIER SECURITIES LLC

Bryan, Garnier Securities LLC
750 Lexington Avenue - 16th Floor
New York, NY 10022
Tel.: 1 212 337 7000
Fax: 1 212 337 7002
Member of FINRA, SIPC

Nicolas d'Halluin
Chief Executive Officer

January 30, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending December 31, 2019. Bryan Garnier Securities LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Bryan Garnier Securities LLC met the exemption provided above for the period ending December 31, 2019

Sincerely,

Nicolas d'halluin
President

Pg 13

BRYAN, GARNIER & CO

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Bryan Garnier Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bryan Garnier Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Bryan Garnier Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Bryan Garnier Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)	Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)	Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3)	Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)	Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bryan Garnier Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bryan Garnier Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 6, 2020

14

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BRYAN GARNIER SECURITIES LLC
750 Lexington Ave 16th FL.
New York, N.Y. 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARTIN Pollock.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,241.30

   B. Less payment made with SIPC-6 filed (exclude interest)   (529.49)

      7/19/19
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,711.81.

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRYAN GARNIER SECURITIES LLC
(Name of Corporation, Partnership or other organization)

JH
(Authorized Signature)

Dated the 13 day of February, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,494,200_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ _1,494,200_

2e. General Assessment @ .0015 $ _2,241.30_

(to page 1, line 2.A.)

2